Exhibit 99.1

Contract Awarded to MingZhu’s Feipeng Subsidiary from Sinotrans Logistics for Vehicle Transport

SHENZHEN, China, July 10, 2024 /PRNewswire/ -- MingZhu Logistics Holdings Limited (“MingZhu” or the “Company”) (Nasdaq: YGMZ), an elite provider of logistics and transportation services to businesses, today announced Sinotrans Logistics Northwest Co., Ltd. (“Sinotrans Logistics” https://logistics.sinotrans.com/) awarded a major 1-year vehicle transport contract to MingZhu’s subsidiary Shanghai Feipeng Supply Chain Management Co., Ltd. (“Feipeng”).

Under the contract, Feipeng will provide automobile transportation service to Sinotrans Logistics through June 2025. Feipeng will be transporting new energy commercial vehicles for Sinotrans Logistics from its customer Zhejiang Geely Holding Group Co., Ltd.’s nationwide factory to agreed-upon destinations across China. Sinotrans Logistics contracted Feipeng to initially provide 100 trucks on the route during the contract period.

Mr. Jinlong Yang, Chairman and Chief Executive Officer of MingZhu Logistics Holdings Limited, commented, “This showcase win demonstrates our capacity to flawlessly support high-profile customers and positively impacts our business financially. This capability is fueling significant momentum and growth for our company. Moreover, this achievement is a substantial win for our investors, reflecting our dedication to unlocking greater value.”

Feipeng Logistics, a subsidiary of MingZhu, was founded in 2014. It provides integrated solutions to the logistics supply chain that reduce costs and increase efficiency. Feipeng Logistics is based in China’s Xinjiang Autonomous Region, a strategically important location for manufacturing and commerce.

Sinotrans Logistics Co., Ltd. (“Sinotrans Logistics” https://logistics.sinotrans.com/) is the flagship of the contract logistics sector of Sinotrans Co., Ltd., a unified operating platform for the development of modern logistics business by China Merchants Group Co., Ltd., and is also one of the largest contract logistics companies in China. It is listed on both the Hong Kong and Shanghai Stock Exchanges. Sinotrans Logistics operates five business platforms: international supply chain, automobile transport, smart warehousing, multimodal transport and supply chain finance, focusing on the “5+1” industry fields of pan-consumer goods, technology electronics, medical health, automobile and industrial manufacturing, new retail and special logistics. It has carried out in-depth and extensive cooperation with many Fortune 500 customers and government agencies such as Procter & Gamble, Mobil, GE, Philips, Mars, Nestlé, Metro, Kimberly-Clark, BLACKWOODS, Kmart, etc., and has won widespread praise from customers.

About MingZhu Logistics Holdings Limited (Nasdaq: YGMZ)

Established in 2002 and headquartered in Shenzhen, China, MingZhu Logistics Holdings Limited is a 4A-rated professional trucking service provider. Based on the Company’s regional logistics terminals in Guangdong Province, MingZhu Logistics Holdings offers tailored solutions to our clients to deliver their goods through our network density and broad geographic coverage across the country by a combination of self-owned fleets tractors and trailers and subcontractors’ fleets. For more information, please visit https://ir.szygmz.com/.

Forward-Looking Statements

The statements in this press release regarding the Company’s future expectations, plans and prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding plans, goals, objectives, strategies, future events, expected performance, assumptions and any other statements of fact that have not occurred. Any statements that contain the words “may”, “will”, “want”, “should”, “believe”, “expect”, “anticipate”, “estimate”, “calculate” or similar statements that are not factual in nature are to be considered forward-looking statements. Actual results may differ materially from historical results or from those expressed in these forward-looking statements as a result of a variety of factors. These factors include, but are not limited to, the Company’s strategic objectives, the Company’s future plans, market demand and user acceptance of the Company’s products or services, technological advances, economic trends, the growth of the trucking services market in China, the Company’s reputation and brand, the impact of industry competition and bidding, relevant policies and regulations, fluctuations in China’s macroeconomic conditions, and the risks and assumptions disclosed in the Company’s reports provided to the CSRC (China Security Regulatory Commission). The potential acquisition involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements including but not limited to statements about the potential benefits of the potential acquisition; the anticipated timing of closing of the potential acquisition (including failure to obtain necessary regulatory approvals) and the possibility that the potential acquisition does not close; risks related to the ability to realize the anticipated benefits of the potential acquisition, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the potential acquisition making it more difficult to maintain business and operational relationships; negative effects of announcing the potential acquisition or the consummation of the potential acquisition on the market price of our common stock or operating results; costs associated with the potential acquisition; unknown liabilities; and the risk of litigation and/or regulatory actions related to the potential acquisition. For these and other related reasons, we advise investors not to place any reliance on these forward-looking statements, and we urge investors to review the Company’s relevant SEC filings for additional factors that may affect the Company’s future results of operations. The Company undertakes no obligation to publicly revise these forward-looking statements subsequent to the filing of these documents as a result of changes in particular events or circumstances.

SOURCE MingZhu Logistics Holdings Limited